As filed with the Securities and Exchange Commission on June 1, 2020
1933 Act Registration File No. 333-233973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N‑14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre‑Effective Amendment No.
Post‑Effective Amendment No. 1	[X]
(Check appropriate box or boxes.)
LISTED FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices, Zip Code)

(Registrant’s Telephone Number, including Area Code): (800) 617-0004

Gregory Bakken
Listed Funds Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copy to:
Laura Flores, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DE 20004

The Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on November 18, 2019 pursuant to Rule 497 (File No. 333-233973) (Accession No. 0000894189-19-007720), are incorporated herein by reference.

The sole purpose of this amendment is to file as an exhibit to this Registration Statement the final tax opinion of Morgan, Lewis & Bockius LLP.

PART C: OTHER INFORMATION

Item 15.    Indemnification.

Every person who is, has been, or becomes a Trustee or officer of Listed Funds Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Registrant to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by them in connection with the defense of any proceeding in which they become involved as a party or otherwise by virtue of their being or having been such a Trustee or officer, and against amounts paid or incurred by them in the settlement thereof. Every person who is, has been, or becomes an agent of the Registrant may, upon due approval of the Trustees (including a majority of the Trustees who are not interested persons of the Registrant), be indemnified by the Registrant, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by them in connection with the defense of any proceeding in which they become involved as a party or otherwise by virtue of their being or having been an agent, and against amounts paid or incurred by him in the settlement thereof. Every Person who is serving or has served at the request of the Registrant as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not interested persons of the Registrant), be indemnified by the Registrant, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by them in connection with the defense of any proceeding in which they become involved as a party or otherwise by virtue of their being or having held such Other Position, and against amounts paid or incurred by them in the settlement thereof.

The Registrant shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any proceeding, by reason of alleged acts or omissions within the scope of their service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by them in connection with such proceeding to the maximum extent consistent with state law and the Investment Company Act of 1940, as amended.

No indemnification shall be provided to any person who shall have been adjudicated by a court or body before which the proceeding was brought: (i) to be liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office, or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

(1)	(a)
Certificate of Trust of Active Weighting Funds ETF Trust dated August 26, 2016 is incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed with the Securities and Exchange Commission on April 26, 2019.

(b)
Certificate of Amendment to the Certificate of Trust of Active Weighting Funds ETF Trust effective December 31, 2018 is incorporated herein by reference to Exhibit (a)(ii) to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811- 23226), as filed with the Securities and Exchange Commission on April 26, 2019.

(c)
Amended and Restated Declaration of Trust of Listed Funds Trust (the “Registrant” or the “Trust”) dated December 21, 2018 is incorporated herein by reference to Exhibit (a)(iii) to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed with the Securities and Exchange Commission on April 26, 2019.

(2)
Amended and Restated By-Laws of the Registrant dated March 19, 2019 are incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed with the Securities and Exchange Commission on April 26, 2019.

(3)		Not applicable.
(4)		Form of Agreement and Plan of Reorganization was previously filed as Appendix A to Part A of this Registration Statement on Form N-14 on September 27, 2019 and is incorporated herein by reference.
(5)		Not applicable.
(6)
Investment Advisory Agreement between the Trust and Core Alternative Capital LLC (“Core Alternative”) dated September 23, 2019 was previously filed as Exhibit (6) to Registration Statement on Form N-14 on September 27, 2019 and is incorporated herein by reference.

(7)	(a)
ETF Distribution Agreement between Trust, Core Alternative, and Quasar Distributors, LLC was previously filed as Exhibit (7)(a) to Registration Statement on Form N-14 on September 27, 2019 and is incorporated herein by reference.

(b)
Form of Authorized Participant Agreement is incorporated herein by reference to Exhibit (e)(2) to Post Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed with the Securities and Exchange Commission on May 23, 2019.

(8)		Not applicable.
(9)	(a)
Custody Agreement between Registrant and U.S. Bank National Association dated April 9, 2019 is incorporated herein by reference to Exhibit (G) to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed with the Securities and Exchange Commission on April 26, 2019.

(b)
Amendment to Custody Agreement reflecting the addition of Core Alternative ETF was previously filed as Exhibit (9)(b) to Registration Statement on Form N-14 on September 27, 2019 and is incorporated herein by reference.

(10)	(a)
Rule 12b-1 Plan dated September 13, 2017 is incorporated herein by reference to Exhibit (m) to Pre- Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed with the Securities and Exchange Commission on October 2, 2017.

(b)
Appendix A to the Rule 12b-1 Plan, amended and restated as of September 25, 2019 was previously filed as Exhibit (10)(b) to Registration Statement on Form N-14 on September 27, 2019 and is incorporated herein by reference.

(11)
Opinion and Consent of Morgan, Lewis & Bockius, LLP, regarding the legality of securities being issued was previously filed as Exhibit (11) to Registration Statement on Form N-14 on September 27, 2019 and is incorporated herein by reference.

(12)		Opinion and Consent of Morgan, Lewis & Bockius, LLP, regarding certain tax matters - Filed Herewith.
(13)	(a)
Fund Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated April 9, 2019 is incorporated herein by reference to Exhibit (h)(1) to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed with the Securities and Exchange Commission on April 26, 2019.

(b)
Amendment to Fund Servicing Agreement reflecting the addition of Core Alternative ETF was previously filed as Exhibit (13)(b) to Registration Statement on Form N-14 on September 27, 2019 and is incorporated herein by reference.

(14)
Consent of Independent Registered Public Accountants, Cohen & Company, Ltd. was previously filed as Exhibit (14) to Registration Statement on Form N-14 on September 27, 2019 and is incorporated herein by reference.

(15)		Not applicable.
(16)
Powers of Attorney are incorporated herein by reference to Exhibit (h)(v)(B) to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed on February 6, 2019.

(17)	(a)
Registrant’s Code of Ethics dated March 19, 2019 is incorporated herein by reference to Exhibit (p)(1) to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed with the Securities and Exchange Commission on April 26, 2019.

(b)
Code of Ethics of Core Alternative Capital LLC dated May 1, 2019 was previously filed as Exhibit (17)(b) to Registration Statement on Form N-14 on September 27, 2019 and is incorporated herein by reference.

(c)
Code of Ethics of Quasar Distributors, LLC is incorporated herein by reference to Exhibit (p)(iii) to Post Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (File No. 333-215588 and 811-23226), as filed with the Securities and Exchange Commission on April 26, 2019.

(d)
Prospectus and Statement of Additional Information for the Cambria Core Equity ETF, a series of Cambria ETF Trust, are incorporated herein by reference to Post-Effective Amendment No. 79 to the Registration Statement of Cambria ETF Trust on Form N-1A (File No. 333-180879 and 811-22704), as filed with the Securities and Exchange Commission on August 28, 2018.

Item 17. Undertakings

(1)
The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin, on June 1, 2020.

Listed Funds Trust

By:	/s/ Kent P. Barnes
Kent P. Barnes
Secretary
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on June 1, 2020.

Signature	Title

*/s/ John L. Jacobs	Trustee
John L. Jacobs

*/s/ Koji Felton	Trustee
Koji Felton

*/s/ Pamela H. Conroy	Trustee
Pamela H. Conroy

*/s/ Paul R. Fearday	Trustee and Chairman
Paul R. Fearday

*/s/ Gregory C. Bakken	President and Principal Executive Officer
Gregory C. Bakken

*/s/ Travis G. Babich Travis G. Babich	Treasurer and Principal Financial Officer

*By: /s/ Kent P. Barnes Kent P. Barnes, Attorney-in-Fact Pursuant to Powers of Attorney

Exhibit Index

Exhibit Number	Exhibit:
12	Opinion and Consent of Morgan, Lewis & Bockius LLP on tax matters